SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MERCURY COMPUTER SYSTEMS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $.01 Per Share, of Mercury Computer Systems, Inc.

(Title of Class of Securities)

589378 10 8

(CUSIP Number of Class of Securities (Underlying Common Stock))

Alex A. Van Adzin, Esq.

Vice President, General Counsel, and Corporation Secretary

Mercury Computer Systems, Inc.

201 Riverneck Road

Chelmsford, Massachusetts 01824

(978) 256-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,555,516	$86.80

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 430,805 shares of common stock of Mercury Computer Systems, Inc., which options have an approximate aggregate value of $1,555,516, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model, as of May 7, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided in Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY	TERM SHEET.

The information set forth under the headings “Summary of Terms—Overview” and “Summary of Terms—Questions and Answers” in the Offer to Exchange, dated May 14, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2. SUBJECT	COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Mercury Computer Systems, Inc., a Massachusetts corporation (“Mercury”). Mercury’s principal executive office is located at 201 Riverneck Road, Chelmsford, Massachusetts 01824, and its telephone number is (978) 256-1300.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Mercury to eligible option holders to exchange certain outstanding eligible options to purchase shares of Mercury’s common stock, par value $.01 per share (“Common Stock”), that were originally granted under Mercury’s 1997 Stock Option Plan (the “1997 Plan”) and Amended and Restated 2005 Stock Incentive Plan (the “2005 Plan”), for a lesser number of shares of restricted stock (such shares of restricted stock being referred to herein as “Replacement Awards”) that will be granted under the 2005 Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange. As of May 7, 2009, options to purchase approximately 430,805 shares of Common Stock were eligible for exchange in the Offer. The information set forth in the Offer to Exchange under “Summary of Terms—Overview,” “Summary of Terms—Questions and Answers,” Section 2 (“Number of Restricted Stock Awards; Expiration Date”), Section 8 (“Price Range of Our Common Stock”), and Section 9 (“Source and Amount of Consideration; Terms of Replacement Awards”) is incorporated herein by reference.

(c) Trading and Market Price. The information set forth in the Offer to Exchange under Section 8 (“Price Range of Our Common Stock”) is incorporated herein by reference.

ITEM 3. IDENTITY	AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The information set forth under Item 2(a) above and in Appendix A of the Offer to Exchange (“Information About the Directors and Executive Officers of Mercury Computer Systems, Inc.”) is incorporated herein by reference. Mercury is both the subject company (issuer) and filing person (offeror).

ITEM 4. TERMS	OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Exchange under “Summary of Terms—Overview,” “Summary of Terms—Questions and Answers,” “Certain Risks of Participating in the Exchange Program,” Section 1 (“Eligibility”), Section 2 (“Number of Restricted Stock Awards; Expiration Date”), Section 4 (“Procedures for Tendering Options for Exchange”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Options for Exchange and Issuance of Replacement Awards”), Section 7 (“Conditions of the Exchange Program”), Section 9 (“Source and Amount of Consideration; Terms of the Replacement Awards”), Section 12 (“Status of Options Accepted by Us in the Exchange Program; Accounting Consequences of the Exchange Program”), Section 14 (“Material U.S. Federal Income Tax Consequences”) and Section 15 (“Extension of the Election Period; Termination; Amendment”) is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5. PAST	CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 6. PURPOSES	OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Exchange under “Summary of Terms—Questions and Answers” and Section 3 (“Purpose of the Exchange Program”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Options for Exchange and Issuance of Replacement Awards”), Section 9 (“Source and Amount of Consideration; Terms of the Replacement Awards”) and Section 12 (“Status of Options Accepted by Us in the Exchange Program; Accounting Consequences of the Exchange Program”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under Section 10 (“Information About Mercury—Other “) is incorporated herein by reference.

ITEM 7. SOURCE	AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of the Replacement Awards”) and Section 12 (“Status of Options Accepted by Us in the Exchange Program; Accounting Consequences of the Exchange Program”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under Section 7 (“Conditions of the Exchange Program”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST	IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS,	RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10. FINANCIAL	STATEMENTS.

(a) Financial Information. The information set forth in the Offer to Exchange under Section 10 (“Information About Mercury”) and Section 18 (“Additional Information”), in Item 8 of Mercury’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008, filed with the Securities and Exchange Commission on September 12, 2008, and in Item 1 of Mercury’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the Securities and Exchange Commission on May 11, 2009, is incorporated herein by reference. A copy of such Annual Report on Form 10-K and such Quarterly Report on Form 10-Q can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

ITEM 11. ADDITIONAL	INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. Not applicable.

ITEM 12. EXHIBITS.

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

ITEM 13. INFORMATION	REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCURY COMPUTER SYSTEMS, INC.

Date: May 14, 2009	By:	/S/ ALEX A. VAN ADZIN
Alex A. Van Adzin
Vice President, General Counsel, and Corporation Secretary

EXHIBIT INDEX

		Incorporated by Reference				Filed Herewith
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date
(a)(1)(A)	Offer to Exchange, dated May 14, 2009, including Transmittal Letter, form of Election to Participate and form of Notice of Withdrawal.					X
(a)(1)(B)	Instructions for accessing online account.					X
(a)(1)(C)	Email dated May 14, 2009 announcing the commencement of the election period for the exchange program.					X
(a)(1)(D)	Form of email reminder of exchange program expiration date.					X
(a)(1)(E)	Form of email notification of receipt of Elections to Participate.					X
(a)(1)(F)	Powerpoint presentation regarding the exchange program.					X
(a)(1)(G)	Summary regarding restricted stock awards.					X
(a)(1)(H)	Screen shots from exchange program website.					X
(a)(1)(I)	Form of email notification of completion of exchange program.					X
(a)(1)(J)	Preliminary Proxy Statement.	14A	000-23599	N/A	April 2, 2009
(a)(1)(K)	Definitive Proxy Statement.	14A	000-23599	N/A	April 13, 2009
(a)(1)(L)	Mercury’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008.	10-K	000-23599	N/A	September 12, 2008
(a)(1)(M)	Mercury’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.	10-Q	000-23599	N/A	November 10, 2008
(a)(1)(N)	Mercury’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008.	10-Q	000-23599	N/A	February 9, 2009
(a)(1)(O)	Mercury’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.	10-Q	000-23599	N/A	May 11, 2009
(b)	Not applicable.
(d)(1)	Mercury’s Amended and Restated 2005 Stock Incentive Plan.	14A	000-23599	N/A	October 17, 2008
(d)(2)	Amendment to Mercury’s Amended and Restated 2005 Stock Incentive Plan.	8-K	000-23599	N/A	April 24, 2009
(d)(3)	Form of Stock Option Agreement under Mercury’s 2005 Stock Incentive Plan.	8-K	000-23599	10.1	August 21, 2006
(d)(4)	Form of Restricted Stock Award Agreement under Mercury’s 2005 Stock Incentive Plan.	8-K	000-23599	10.3	November 16, 2005
(d)(5)	Mercury’s 1997 Stock Option Plan, as amended and restated.	8-K	000-23599	10.1	November 18, 2004
(d)(6)	Form of Option Agreement under Mercury’s 1997 Stock Option Plan.	10-Q	000-23599	10.1	November 1, 2004
(d)(7)	Form of Change in Control Severance Agreement.	8-K	000-23599	10.1	February 23, 2006
(g)	Not applicable.
(h)	Not applicable.